Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Organization
Ottava Automotive, Inc.	California
Mullen Investment Properties, LLC	Mississippi
Mullen Indiana Real Estate, LLC	Delaware
Bollinger Motors, Inc.	Delaware
Mullen Automotive UK Limited	United Kingdom
Mullen Advanced Energy Operations, LLC	California
Mullen Credit Corporation	Delaware